Page 1 of 6 Pages

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.3)*

             CoreComm, Inc. (Cellular Communication of PR, Inc)
             -----------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
             -----------------------------------------------------
                         (Title of Class of Securities)

                           21868N106     (150919108)
             -----------------------------------------------------
                                 (CUSIP Number)

                    Linda S. Martinson, Esq. (212) 583-2000
               767 Fifth Avenue, 24th Floor, New York, NY 10153
             -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                April 25, 1997
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                    SEC 1746 (12-91)

CUSIP No. 21868N106 (150919108)                            Page 2 of 6 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ronald Baron
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                4,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               581,700
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                 4,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         581,700
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         585,700
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                             Page 3 of 6 Pages

Item 1.   Security and Issuer
          (a)  Name of Issuer:
               CoreComm, Inc.
               (formerly Cellular Communication of Puerto Rico, Inc.)
          (b)  Address of Issuer's Principal Executive Offices:
               110 East 59th Street
               c/o International Cabletel, Inc.
               New York, NY 10022
          (c)  Title and Class of Securities:
               Common Stock

Item 2.   Identity and Background
          (a)  Name:
               Ronald Baron
          (b)  Business Address:
               767 Fifth Avenue
               24th Floor
               New York, NY 10153
          (c)  Present Principal Employment:
               President: Baron Capital Management, Inc., BAMCO, Inc., Baron Capital, Inc.
               767 Fifth Avenue
               24th Floor
               New York, NY 10153
          (d)  Record of Convictions:
               No material change.
          (e)  Record of Civil Proceedings:
               No material change.
           (f) Citizenship:
               No material change.

Item 3.    Source and Amount of Funds or Other Consideration
           Reporting Person owns 4,000 shares of the issuer, purchased with cash for an aggregate price of $80,620. An additional 360,500 shares were purchased for an aggregate purchase price of $6,910,515 for the accounts of two investment companies registered under the Investment Company Act of 1940, Baron Asset Fund and Baron Growth & Income Fund, (the "Baron Funds"), which are advised by BAMCO, Inc. ("BAMCO"), a registered investment adviser which is controlled by Ronald Baron. An additional 221,200 shares were purchased for an aggregate purchase price of $5,202,152 for the accounts of investment advisory clients of Baron Capital Management, Inc.("BCM") a registered investment advisor controlled by Ronald Baron. All of those shares were paid for by cash assets in the accounts of the investment companies and advisory clients.

  Item 4.  Purpose of Transaction
           No material change.

  Item 5.  Interest in Securities of the Issuer
           (a) Amount and percentage beneficially owned:
               Reporting Person: (i) 581,700 shares in his capacity as a controlling person of BAMCO and BCM . Reporting Person disclaims that he is the beneficial owner of these shares. (ii) 4,000 shares personally.



                                                           Page 4 of 6 Pages


           (b) Number of shares as to which such person has:
               (i)   sole power to vote or direct the vote:
                            4,000
               (ii)  shared power to vote or direct the vote:
                          581,700
               (iii) sole power to dispose or to direct the disposition:
                            4,000
               (iv)  shared power to dispose or direct the disposition:
                          581,700

           Reporting Person may be deemed to share power to vote and dispose of shares referred to herein as a result of his control of the investment advisers for whose advisory clients he is reporting. He may be deemed to have sole power to vote and direct the disposition of the shares referred to above to by reason of being a general partner of BCP.

           (c) A schedule of transactions effected in the last sixty days is attached hereto as Exhibit 99.
           (d) Ownership of More than Five Percent on Behalf of Another Person:
               The investment advisory clients have the right to receive the dividends from, or the proceeds from the sale of the securities in their respective accounts. To the best of Reporting Person's knowledge, no person has such interest relating to more than 5% of the outstanding class of securities reported herein.
           (e) Ownership of Less than Five Percent:
               The percentage being reported by Reporting Person decreased to under five percent as of April 25, 1997.

Item 6.   Contracts, Arrangements, Understandings or Relationships with
          Respect to Securities of the Issuer
          The Funds have each entered into a Swap Transaction with Lehman Brothers Finance SA pursuant to a standard ISDA Master Agreement. The Swap terminates on July 30, 1997. The Agreement gives the Funds the right to repurchase the shares after 45 days.

Item 7.    Material to be Filed as Exhibits
           Exhibit 99 - 60 days of trading.

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date:     April 30, 1997

                                /s/ Ronald Baron
                                _______________________________________
                                Ronald Baron